Filed Pursuant to Rule 424(b)(2)

Registration No. 333-180771

Pricing Supplement dated March 26, 2015 (To Prospectus Supplement dated September 25, 2012 and Prospectus dated May 4, 2012)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes (Structured Notes)

$2,000,000

Redeemable Step-Up Coupon Notes, Series A, due 2020

We, Canadian Imperial Bank of Commerce, are offering $2,000,000 aggregate principal amount of our Redeemable Step-Up Coupon Notes, Series A, due 2020 (the “Notes”). The Notes will mature on March 31, 2020. The Notes will initially bear interest at a rate of 1.70% from their issue date through March 31, 2016. The interest rate on the Notes will increase periodically as described herein. Interest on the Notes will be payable in arrears on March 31 and September 30 of each year, beginning September 30, 2015. The Notes are redeemable in whole but not in part annually, commencing March 31, 2016 (each such date, a “Redemption Date”) at 100% of their principal amount plus accrued and unpaid interest to, but excluding, the Redemption Date.

The Notes will be issued in the denomination of $1,000 and integral multiples of $1,000 in excess thereof.

The Notes are a new issue of securities with no established trading market. We do not intend to list the Notes on any securities exchange or automated quotation system.

The Notes are unsecured obligations of Canadian Imperial Bank of Commerce and all payments on the Notes are subject to the credit risk of Canadian Imperial Bank of Commerce. The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other government agency or instrumentality of Canada, the United States or any other jurisdiction.

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these Notes or determined if this Pricing Supplement or the accompanying Prospectus Supplement and Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the Notes involves risks. See the “Risk Factors” sections in this Pricing Supplement and the accompanying Prospectus Supplement and Prospectus.

	Per Note	Total
Price to public (1)	100.00%	$2,000,000
Underwriting commissions (1)	0.75%	$15,000
Proceeds to CIBC (2)	99.25%	$1,985,000

(1)	The price paid by certain investors may be below the price to public. See “Supplemental Plan of Distribution” in this Pricing Supplement.
(2)	Excludes potential profits from hedging. For additional considerations relating to hedging activities see “Additional Risk Factors - The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices” in this Pricing Supplement.

The difference between the estimated value of your Notes and the original issue price reflects costs that we or our affiliates expect to incur and profits that we or our affiliates expect to realize in connection with hedging activities related to the Notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Trade Date. Our profit in relation to the Notes will vary based on the difference between (i) the amounts received by us in connection with the issuance and the reinvestment return received by us in connection with those funds and (ii) the costs incurred by us in connection with the issuance of the Notes and the hedging transactions. We will also realize a profit that will be based on (i) the payments received on the hedging transactions minus (ii) the cost of creating and maintaining the hedging transactions.

We will deliver the Notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on or about March 31, 2015 against payment in immediately available funds.

Janney Montgomery Scott

ABOUT THIS PRICING SUPPLEMENT

You should read this Pricing Supplement together with the Prospectus dated May 4, 2012 (the “Prospectus”) and the Prospectus Supplement dated September 25, 2012 (the “Prospectus Supplement”), relating to our Senior Global Medium-Term Notes (Structured Notes), of which these Notes are a part, for additional information about the Notes. Information in this Pricing Supplement supersedes information in the Prospectus Supplement and Prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the Prospectus Supplement or the Prospectus.

You should rely only on the information contained in or incorporated by reference in this Pricing Supplement, the accompanying Prospectus Supplement and the accompanying Prospectus. This Pricing Supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this Pricing Supplement, the accompanying Prospectus Supplement and the accompanying Prospectus, in the documents referred to in this Pricing Supplement, the Prospectus Supplement and the Prospectus and which are made available to the public. We have not, and Janney Montgomery Scott (“JMS”) has not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We are not, and JMS is not, making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this Pricing Supplement, the accompanying Prospectus Supplement or the accompanying Prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this Pricing Supplement, nor the accompanying Prospectus Supplement, nor the accompanying Prospectus constitutes an offer, or an invitation on our behalf or on behalf of JMS, to subscribe for and purchase any of the Notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this Pricing Supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the Prospectus Supplement and Prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•	Prospectus Supplement dated September 25, 2012 and Prospectus dated May 4, 2012 filed with the SEC on September 25, 2012: http://www.sec.gov/Archives/edgar/data/1045520/000119312512403610/d414657d424b3.htm

PRS-2

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this Pricing Supplement, the Prospectus Supplement dated September 25, 2012 and the Prospectus dated May 4, 2012, each filed with the SEC. See “About This Pricing Supplement” in this Pricing Supplement.

Issuer:	Canadian Imperial Bank of Commerce (the “Issuer” or the “Bank”)

Type of Note:	Redeemable Step-Up Coupon Notes, Series A

CUSIP/ISIN:	CUSIP: 13605WAH4 / ISIN: US13605WAH43

Minimum Investment:	$1,000 (one Note)

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof.

Principal Amount:	$2,000,000

Currency:	U.S. Dollars

Trade Date:	March 26, 2015

Original Issue Date:	March 31, 2015

Maturity Date:	March 31, 2020, subject to early redemption.

Business Day:	A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or obligated by law, regulation or order to close in New York or Toronto.

Interest Payment:

With respect to each Interest Payment Date, for each $1,000 Principal Amount of Notes, the Interest Payment will be calculated as $1,000 × 1/2 × Interest Rate.

Each Interest Payment is paid semi-annually and is calculated on a 30/360 unadjusted basis; (i) “30/360” means that Interest Payment is calculated on the basis of twelve 30-day months and (ii) “unadjusted” means that if a scheduled Interest Payment Date is not a Business Day, the Interest Payment period will not be adjusted, the Interest Payment will be paid on the first following day that is a Business Day with full force and effect as if made on such scheduled Interest Payment Date, and no interest on such postponed payment will accrue during the period from and after the scheduled Interest Payment Date. As a result, each Interest Payment period will consist of 180 days (six 30-day months) and Interest Payments will accrue based on 180 days of a 360-day year. See “Payment at Maturity” and “Interest” on page PRS-6 of this Pricing Supplement.

Interest Rate:	Period beginning on	Period ending on and excluding	Interest Rate

	March 31, 2015	March 31, 2016	1.70%

	March 31, 2016	March 31, 2017	1.70%

	March 31, 2017	March 31, 2018	2.00%

	March 31, 2018	March 31, 2019	2.00%

	March 31, 2019	March 31, 2020	3.00%

PRS-3

Interest Payment Dates:

Each March 31 and September 30, commencing on September 30, 2015 and ending on the Maturity Date.

If these days are not Business Days, Interest Payments will actually be paid on the dates determined as described below.

Day Count Fraction:	30/360, unadjusted, Following Business Day Convention.

First Redemption Date:	March 31, 2016

Redemption Provision:

The Notes are redeemable at our option, in whole, but not in part, on each stated Redemption Date, from and including the First Redemption Date, at 100% of the Principal Amount of the Notes plus the Interest Payment applicable to the Interest Payment Date falling on such Redemption Date. The Notes are not subject to redemption at the option of the holders. In the event that the Issuer elects to redeem the Notes, notice will be given to registered holders not more than 30 nor less than five Business Days prior to the applicable Redemption Date.

If the Notes are redeemed prior to the Maturity Date, you will be entitled to receive only the Principal Amount of the Notes and any accrued and unpaid Interest Payment in respect of Interest Payment Dates occurring on or before the Redemption Date. In this case, you will lose the opportunity to continue to be paid Interest Payments in respect of Interest Payment Dates ending after the Redemption Payment Date.

Redemption Date:

The 31st calendar day of each March, commencing on the First Redemption Date, if any, for which we have given a redemption notice for the Notes.

If these days are not Business Days, redemption payments will be determined according to the Following Business Day Convention.

Calculation Agent:

Canadian Imperial Bank of Commerce. We may appoint a different calculation agent without your consent and without notifying you.

All determinations made by the Calculation Agent will be at the sole discretion of it, and, in the absence of manifest error, will be conclusive for all purposes and binding on us and you. All percentages and other amounts resulting from any calculation with respect to the Notes will be rounded at the Calculation Agent’s discretion. The Calculation Agent will have no liability for its determinations.

Status:	The Notes will constitute direct, unsubordinated and unsecured obligations of the Bank ranking pari passu with all other direct, unsecured and unsubordinated indebtedness of the Bank from time to time outstanding (except as otherwise prescribed by law). The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other government agency or instrumentality of Canada, the United States or any other jurisdiction.

Listing:	The Notes will not be listed on any securities exchange or quotation system.

Use of Proceeds:	General corporate purposes

PRS-4

Clearance and Settlement:	We will issue the Notes in the form of a fully registered global note registered in the name of the nominee of The Depository Trust Company (“DTC”). Beneficial interests in the notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Except in the limited circumstances described in the accompanying Prospectus Supplement, owners of beneficial interests in the Notes will not be entitled to have Notes registered in their names, will not receive or be entitled to receive Notes in definitive form and will not be considered holders of Notes under the indenture.

Terms Incorporated:	All of the terms appearing under the caption “Description of the Notes We May Offer” beginning on page S-3 of the accompanying Prospectus Supplement, as modified by this Pricing Supplement.

PRS-5

PAYMENT AT MATURITY

If the Notes have not been redeemed by us, as described elsewhere in this Pricing Supplement, we will pay you the Principal Amount of your Notes on the Maturity Date, plus the final interest payment.

In the event that the stated Maturity Date is not a Business Day, then relevant repayment of principal will be made on the next Business Day (“Following Business Day Convention”).

INTEREST

We describe payments as being based on a “day count fraction” of “30/360, unadjusted, Following Business Day Convention.”

This means that the number of days in the Interest Payment period will be based on a 360-day year of twelve 30-day months (“30/360”) and that the number of days in each Interest Payment period will not be adjusted if an Interest Payment Date falls on a day that is not a Business Day (“unadjusted”).

If any Interest Payment Date falls on a day that is not a Business Day (including any Interest Payment Date that is also the Maturity Date), the relevant Interest Payment will be made on the next Business Day under the Following Business Day Convention.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the section “Description of Senior Debt Securities – Events of Default” in the accompanying Prospectus) with respect to the Notes, the Calculation Agent will determine (i) your Principal Amount and (ii) any accrued but unpaid interest payable based upon the then applicable Interest Rate calculated on the basis of a 360-day year consisting of twelve 30-day months.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see “Description of Senior Debt Securities – Events of Default” beginning on page 9 of the accompanying Prospectus.

ADDITIONAL RISK FACTORS

An investment in the Notes involves significant risks. In addition to the following risks included in this Pricing Supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying Prospectus Supplement and “Risk Factors” beginning on page 1 of the accompanying Prospectus.

You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this Pricing Supplement and the accompanying Prospectus and Prospectus Supplement.

Your Investment is Subject to a Reinvestment Risk in the Event We Elect to Redeem the Notes.

We have the ability to redeem the Notes prior to the Maturity Date. In the event we decide to exercise the Redemption Provision, the amount of interest payable would be less than the amount of interest payable if you held the Notes until the Maturity Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk following our exercise of the Redemption Provision. We may choose to redeem the Notes early or choose not to redeem the Notes early, in our sole discretion. In addition, it is more likely that we will redeem the Notes prior to maturity if a significant decrease in U.S. interest rates or a significant decrease in the volatility of U.S. interest rates would result in greater interest payments on the Notes than on instruments of comparable maturity, terms and credit worthiness then trading in the market.

PRS-6

Interest Rate Risk.

The Notes are an investment in a fixed interest rate. Fixed interest rate instruments are generally more sensitive to market interest rate changes. The prices of long-term debt obligations generally fluctuate more than prices of short-term debt obligations as interest rates change. Generally, when market interest rates rise, the prices of debt obligations fall, and vice versa. This risk may be particularly acute because market interest rates are currently at historically low levels. Therefore, an increase in market interest rates will adversely affect the value of your Notes.

The Step-Up Feature Presents Different Investment Considerations than Fixed Rate Notes.

You will most likely not earn the highest scheduled interest rates on the Notes if interest rates remain the same or fall during the term of the Notes. This is due, in part, to the fact that we are likely to exercise the Redemption Provision before the realization of such highest scheduled interest rates. Therefore, when determining whether to invest in the Notes, you should not focus on the highest interest rate, which is only applicable to the last year of the stated term of your Notes, and instead focus on, among other things, the annual applicable interest rate to the First Redemption Date and the Redemption Provision.

The Notes are Not Ordinary Debt Securities.

The Notes have certain investment characteristics that differ from traditional fixed income securities. Specifically, the performance of the Notes will not track the same price movements as traditional interest rate products. A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the above terms of the offering. The Issuer does not make any recommendation as to whether the Notes are a suitable investment for any person.

Your Investment is Subject to the Credit Risk of Canadian Imperial Bank of Commerce.

The Notes are senior unsecured debt obligations of Canadian Imperial Bank of Commerce and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying Prospectus and Prospectus Supplement, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of Canadian Imperial Bank of Commerce, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the return of the Principal Amount at maturity or on the Redemption Date, as applicable, depends on the ability of Canadian Imperial Bank of Commerce to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Canadian Imperial Bank of Commerce may affect the market value of the Notes and, in the event Canadian Imperial Bank of Commerce were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

If we default on our obligations under the Notes, your investment would be at risk and you could lose some or all of your investment. See “Description of Senior Debt Securities – Events of Default” in the Prospectus.

The Indenture does not contain any restrictions on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey all or any securities. We and our affiliates will not pledge or otherwise hold any security for the benefit of holders of the Notes. Consequently, in the event of a bankruptcy, insolvency or liquidation involving us, any securities we hold as a hedge to the Notes will be subject to the claims of our creditors generally and will not be available specifically for the benefit of the holders of the Notes.

The Price at Which the Notes May Be Sold Prior to Maturity will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased.

The price at which the Notes may be sold prior to maturity will depend on a number of factors. Some of these factors include, but are not limited to: (i) volatility of the level of interest rates and the market’s perception of future volatility of the level of interest rates, (ii) changes in interest rates generally, (iii) any actual or anticipated changes in our credit ratings or credit spreads, and (iv) time remaining to maturity. In particular, because the terms of the Notes permit us to redeem the Notes prior to maturity, the price of the Notes may be impacted by the redemption feature of the Notes. Additionally, the interest rates of the Notes reflect not only our credit spread generally but also the redemption feature of the Notes and thus may not reflect the rate at which a note without a redemption feature and increasing interest rate might be issued and sold.

PRS-7

Depending on the actual or anticipated level of interest rates, the market value of the Notes may decrease and you may receive substantially less than 100% of the original issue price if you sell your Notes prior to maturity.

The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which JMS or any other party is willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude underwriting commissions paid with respect to the Notes and the cost of hedging our obligations under the Notes that are included in the original issue price. The cost of hedging includes the projected profit that we and/or our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by JMS as a result of dealer discounts, mark-ups or other transaction costs.

The Notes Will Not Be Listed on Any Securities Exchange or Any Inter-Dealer Quotation System; There May Be No Secondary Market for the Notes; Potential Illiquidity of the Secondary Market; Holding of the Notes by JMS or Its or Our Affiliates and Future Sales.

The Notes are most suitable for purchasing and holding to maturity. The Notes will be new securities for which there is no trading market. The Notes will not be listed on any organized securities exchange or any inter-dealer quotation system. We cannot assure you as to whether there will be a trading or secondary market for the Notes or, if there were to be such a trading or secondary market, that it would be liquid.

Under ordinary market conditions, JMS or any of its affiliates may (but are not obligated to) make a secondary market for the Notes and may cease doing so at any time. Because we do not expect other broker-dealers to participate in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JMS or any of its affiliates are willing to transact. If none of JMS or any of its affiliates makes a market for the Notes, there will not be a secondary market for the Notes. Accordingly, we cannot assure you as to the development or liquidity of any secondary market for the Notes. If a secondary market in the Notes is not developed or maintained, you may not be able to sell your Notes easily or at prices that will provide you with a yield comparable to that of similar securities that have a liquid secondary market.

In addition, the Principal Amount of the Notes being offered may not be purchased by investors in the initial offering, and JMS or one or more of its or our affiliates may agree to purchase any unsold portion. JMS or such affiliate or affiliates intend to hold the Notes, which may affect the supply of the Notes available in any secondary market trading and therefore may adversely affect the price of the Notes in any secondary market trading. If a substantial portion of any Notes held by JMS or its or our affiliates were to be offered for sale following this offering, the market price of such Notes could fall, especially if secondary market trading in such Notes is limited or illiquid.

The Notes Are Not Insured by Any Third Parties.

The Notes will be solely our obligations. Neither the Notes nor your investment in the Notes are insured by the United States Federal Deposit Insurance Corporation, the Canada Deposit Insurance Corporation, the Bank Insurance Fund or any other government agency or instrumentality of the United States, Canada or any other jurisdiction.

PRS-8

Certain Business and Trading Activities May Create Conflicts with Your Interests and Could Potentially Adversely Affect the Value of the Notes.

We or one or more of our affiliates, may engage in trading and other business activities that are not for your account or on your behalf (such as holding or selling of the Notes for our proprietary account or effecting secondary market transactions in the Notes for other customers). These activities may present a conflict between your interest in the Notes and the interests we, or one or more of our affiliates, may have in our or their proprietary account. We and our affiliates may engage in any such activities without regard to the Notes or the effect that such activities may directly or indirectly have on the value of the Notes.

Moreover, we and our affiliates play a variety of roles in connection with the issuance of the Notes, including hedging our obligations under the Notes and making the assumptions and inputs used to determine the pricing of the Notes and the estimated value of the Notes when the terms of the Notes are set. We expect to hedge our obligations under the Notes through one of our affiliates and/or another unaffiliated counterparty. In connection with such activities, our economic interests and the economic interests of affiliates of ours may be adverse to your interests as an investor in the Notes. Any of these activities may affect the value of the Notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the Notes even if investors do not receive a favorable investment return under the terms of the Notes or in any secondary market transaction. For additional information regarding our hedging activities, please see “Use of Proceeds and Hedging” in this Pricing Supplement.

In addition, Canadian Imperial Bank of Commerce will serve as calculation agent for the Notes and will have sole discretion in calculating the amounts payable in respect of the Notes. Exercising discretion in this manner could adversely affect the value of the Notes.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying Prospectus Supplement and the Prospectus and to hedge market risks of the Bank associated with its obligation to pay the Principal Amount at maturity of the Notes.

We may hedge our obligations under the Notes by, among other things, purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the value of the underlying measure or asset, and we may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. Our cost of hedging will include the projected profit that our counterparty expects to realize in consideration for assuming the risks inherent in hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our counterparty’s control, such hedging may result in a profit that is more or less than expected, or could result in a loss. It is possible that we could receive substantial returns from these hedging activities while the value of the Notes declines.

We expect to hedge our obligations under the Notes through one of our affiliates and/or another unaffiliated counterparty.

We have no obligation to engage in any manner of hedging activity and we will do so solely at our discretion and for our own account. No holder of the Notes will have any rights or interest in our hedging activity or any positions we or any unaffiliated counterparty may take in connection with our hedging activity. The hedging activity discussed above may adversely affect the value of the Notes from time to time. See “Additional Risk Factors – The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices” and “Additional Risk Factors – Certain Business and Trading Activities May Create Conflicts with Your Interests and Could Potentially Adversely Affect the Value of the Notes” in this Pricing Supplement.

PRS-9

CERTAIN BENEFIT PLAN CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan to which Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”) applies (a “plan”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan. When we use the term “holder” in this section, we are referring to a beneficial owner of the securities and not the record holder.

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans to which Section 4975 of the Code applies (also “plans”), from engaging in specified transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (collectively, “parties in interest”) with respect to such plan. A violation of those “prohibited transaction” rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless statutory or administrative exemptive relief is available. Therefore, a fiduciary of a plan should also consider whether an investment in the securities might constitute or give rise to a prohibited transaction under ERISA and the Code.

Employee benefit plans that are governmental plans, as defined in Section 3(32) of ERISA, certain church plans, as defined in Section 3(33) of ERISA, and foreign plans, as described in Section 4(b)(4) of ERISA (collectively, “Non-ERISA Arrangements”), are not subject to the requirements of ERISA, or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations (“Similar Laws”).

We and our affiliates may each be considered a party in interest with respect to many plans. Special caution should be exercised, therefore, before the securities are purchased by a plan. In particular, the fiduciary of the plan should consider whether statutory or administrative exemptive relief is available. The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the securities. Those class exemptions are:

•	PTCE 96-23, for specified transactions determined by in-house asset managers;

•	PTCE 95-60, for specified transactions involving insurance company general accounts;

•	PTCE 91-38, for specified transactions involving bank collective investment funds;

•	PTCE 90-1, for specified transactions involving insurance company separate accounts; and

•	PTCE 84-14, for specified transactions determined by independent qualified professional asset managers.

In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide an exemption for transactions between a plan and a person who is a party in interest (other than a fiduciary who has or exercises any discretionary authority or control with respect to investment of the plan assets involved in the transaction or renders investment advice with respect thereto) solely by reason of providing services to the plan (or by reason of a relationship to such a service provider), if in connection with the transaction of the plan receives no less, and pays no more, than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA).

Any purchaser or holder of the securities or any interest in the securities will be deemed to have represented by its purchase and holding that either:

•	no portion of the assets used by such purchaser or holder to acquire or purchase the securities constitutes assets of any plan or Non-ERISA Arrangement; or

•	an administrative or statutory exemption applies to their purchase and holding of the securities and the purchase and holding of the securities by such purchaser or holder will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any Similar Law.

PRS-10

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any plan consult with their counsel regarding the potential consequences under ERISA and the Code of the acquisition of the securities and the availability of exemptive relief.

Purchasers of the securities have the exclusive responsibility for ensuring that their purchase, holding and subsequent disposition of the securities does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Law. Nothing herein shall be construed as a representation that an investment in the securities would be appropriate for, or would meet any or all of the relevant legal requirements with respect to investments by, plans or Non-ERISA Arrangements generally or any particular plan or Non-ERISA Arrangement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion supplements the discussion in the section called “Certain Income Tax Consequences—United States Taxation” in the accompanying Prospectus Supplement, and is subject to the limitations and exceptions set forth therein. Capitalized terms used in this section without definition shall have the respective meanings given such terms in the accompanying Prospectus. This discussion is only applicable to you if you are a U.S. Holder. If you are not a U.S. Holder, please consult your own tax advisor.

The following summary describes certain U.S. federal income tax consequences relevant to the purchase, ownership, and disposition of the Notes. This summary applies only to holders that acquire their Notes in this offering for a price equal to the original offering price, which we assume is at par for purposes of this summary, and hold such Notes as capital assets, within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon current provisions of the Code, existing and proposed Treasury Regulations thereunder, current administrative rulings, judicial decisions and other applicable authorities. All of the foregoing are subject to change, which change may apply retroactively and could affect the continued validity of this summary. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the U.S. federal government.

In addition, persons considering the purchase of the Notes should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

We intend to treat the Notes as not issued with original issue discount (“OID”) despite the fact that the interest rate on the Notes is scheduled to step up over the term of the Notes because Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with OID. The yield on the Notes would be minimized if we redeem the Notes immediately before any scheduled interest rate increase, and therefore the Notes should be treated for OID purposes as fixed-rate notes that will mature prior to the step-up in interest rate for the Notes. This assumption is made solely for U.S. federal income tax purposes of determining whether the Note is issued with OID and is not an indication of our intention to redeem or not to redeem the Notes at any time. If we do not redeem the Notes prior to the first increase in the interest rate then, solely for OID purposes, the Notes will be deemed to be reissued at their adjusted issue price on such redemption date. This deemed reissuance should not give rise to taxable gain or loss to holders and the Notes should not be treated as issued with OID because under the rules described above, the Notes should be deemed to be called on the next interest step-up date. The same analysis should apply to each subsequent interest step-up date.

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Under this approach, the coupon on a Note will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s normal method of accounting for tax purposes (regardless of whether we redeem the Notes).

For the treatment regarding other aspects of interest payments, the disposition of a Note and backup withholding and information reporting considerations please see the discussion under “Certain Income Tax Consequences—United States Taxation—Interest, —Sale, Exchange, Retirement or Other Disposition and —U.S. Backup Withholding and Information Reporting” in the accompanying Prospectus Supplement.

Foreign Account Tax Compliance Act

The following information supersedes the information set forth in the accompanying Prospectus under the heading “Certain Income Tax Consequences—United States Taxation—Recent Legislative Developments.”

The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act (“FATCA”) were enacted in March 2010 in an effort to assist the United States Internal Revenue Service (“IRS”) in enforcing U.S. taxpayer compliance. FATCA may impose a 30% withholding tax on payments of U.S. source income (as of 1 July 2014) and on payments of gross proceeds from the sale, exchange or redemption of property that gives rise to U.S. source dividends or interest (as of 1 January 2017), in each case to (i) certain non-U.S. financial institutions that do not enter into and comply with an agreement to provide the IRS with information about their accountholders (as defined for purposes of FATCA), comply with certain rules or law implementing an intergovernmental agreement between the United States and the non-U.S. financial institution’s jurisdiction implementing FATCA with respect to such jurisdiction or otherwise qualify for an exemption from, or are deemed to comply with, FATCA (an institution meeting such requirements, a “Compliant FFI”) and (ii) certain other non-U.S. entities that do not provide payors information about their substantial U.S. holders or establish that they have no substantial U.S. holders.

Starting on the later of 1 January 2017 or the date of publication of final U.S. Treasury regulations defining the term “foreign passthru payments” (“Publication Date”), FATCA may also impose withholding tax on such “foreign passthru payments” relating to obligations issued (or deemed re-issued) after the Publication Date. Thus, we may in certain circumstances be required under FATCA to withhold U.S. tax at a rate of 30% on all or a portion of payments of principal and interest which are treated as “foreign passthru payments” made to (i) non-U.S. financial institutions (whether holding the Notes as a beneficial owner or intermediary) unless the payee is a Compliant FFI or (ii) any holders that do not provide information sufficient to determine whether the payee is a U.S. person (“Recalcitrant Holders”). Whether or not FATCA withholding tax could apply to “foreign passthru payments” on the Notes may depend upon an applicable intergovernmental agreement (“IGA”) relating to FATCA between the United States and the jurisdiction of an issuer.

Specifically, the United States and a number of other jurisdictions have announced their intention to negotiate IGAs to facilitate the implementation of FATCA. Pursuant to FATCA and the “Model 1” IGA released by the United States, a foreign financial institution (“FFI”) in an IGA signatory country could be treated as a Reporting Financial Institution (“Reporting FI”) not subject to withholding under FATCA on any payments it receives. Further, an FFI in a Model 1 IGA jurisdiction would not be required to withhold under FATCA or an IGA (or any law implementing an IGA) from payments it makes unless it has agreed to do so under the U.S. “qualified intermediary,” “withholding foreign partnership,” or “withholding foreign trust” regimes. Under the Model 1 IGA, a Reporting FI would still be required to report certain information in respect of its account holders and investors to its home government or to the IRS. The United States and Canada have entered into an agreement (the “US-Canada IGA”) based largely on the Model 1 IGA.

We expect to be treated as a Reporting FI pursuant to the US-Canada IGA. However, the FATCA rules, and in particular the rules governing foreign passthru payments, have not yet been fully developed, so the future application of FATCA to the Issuer and the holders of Notes is uncertain. Holders may be required to provide certain information to the Issuer or other payors in order (i) for holders to avoid FATCA withholding from payments on the Note, (ii) for the Issuer to avoid the imposition of a FATCA withholding tax on payments to it or (iii) for the Issuer to comply with the rules under FATCA (including laws implementing an intergovernmental agreement thereunder). If a holder (including an intermediary) fails to provide the Issuer, or any other agent of the Issuer with any correct, complete and accurate information that may be required for the Issuer to comply with FATCA and/or to prevent the imposition of FATCA withholding tax, the Issuer may withhold amounts otherwise distributable to the holder.

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The Canada Revenue Agency has published detailed technical guidance relating to the US-Canada IGA and the Canadian legislation implementing such IGA. Generally, under the terms of the guidance and the US-Canada IGA, the Issuer may be required to collect information from holders of Notes (other than Notes that are regularly traded on an established securities market for purposes of the IGA) regarding such holders’ status as “Specified U.S. Persons” as defined in the IGA (generally, U.S. residents and U.S. citizens) and report certain information to the Canada Revenue Agency regarding such persons’ investment in the Notes. The Canada Revenue Agency would then communicate this information to the IRS under the existing provisions of the Canada-United States Tax Convention (1980) (as amended). For this purpose, a Note is not considered to be “regularly traded” if the holder (other than certain financial institutions acting as intermediary) is registered on the books of the Issuer.

FATCA may affect payments made to custodians or intermediaries in the subsequent payment chain leading to the ultimate investor if any such custodian or intermediary generally is unable to receive payments free of FATCA withholding. It also may affect payment to any ultimate investor that is a financial institution that is not entitled to receive payments free of withholding under FATCA, or an ultimate investor that fails to provide its broker (or other custodian or intermediary from which it receives payment) with any information, forms, other documentation or consents that may be necessary for the payments to be made free of FATCA withholding.

No additional amounts will be paid in respect of any U.S. tax withheld under the FATCA rules from payments on the Notes. Potential investors should consult their tax advisers regarding the implications of the FATCA rules for their investment in Notes, including the implications resulting from the status under these rules of each financial intermediary through which they hold Notes.

CERTAIN CANADIAN INCOME TAX CONSEQUENCES

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a Note pursuant to this Pricing Supplement and who for the purposes of the Canadian Tax Act and the Regulations thereto and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the Note; (c) does not use or hold and is not deemed to use or hold the Note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the Note, and (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Issuer’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning securities under “Certain Income Tax Consequences—Certain Canadian Income Tax Considerations” in the accompanying Prospectus Supplement and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

A Non-Resident Holder will not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a Note as, on account of or in lieu of payment of, or in satisfaction of, interest.

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Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of securities to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Pursuant to the terms of a distribution agreement, Janney Montgomery Scott LLC (“JMS”) will purchase the Notes from the Bank for distribution to other registered broker-dealers or will offer the Notes directly to investors.

Notes sold by JMS to the public will initially be offered at the price to public set forth on the cover page of this Pricing Supplement. JMS intends to purchase the Notes from the Bank at a purchase price equal to the price to public less a discount of 0.75% of the Principal Amount of the Notes. Any Notes sold by JMS to securities dealers may be sold at an agreed discount to the price to public. The price to public for Notes purchased by certain fee-based advisory accounts may vary between 99.25% and 100.00% of the face amount of the Notes. Any sale of a Note to a fee-based advisory account at a price to public below 100.00% of the face amount will reduce the underwriting discount specified on the cover page of this Pricing Supplement with respect to such Note. The price to public paid by any fee-based advisory account will be reduced by the amount of any fees assessed by the securities dealer or dealers involved in the sale of the Notes to such advisory account but not by more than 2.5% of the face amount of the Notes. If all of the offered Notes are not sold at the price to public, JMS may change the offering price and the other selling terms. In addition to offers and sales at the price to public, JMS may offer the Notes from time to time for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

While JMS may make markets in the Notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See the sections titled “Supplemental Plan of Distribution” in the accompanying Prospectus Supplement.

The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes, as set forth above. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

JMS and its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. JMS and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Bank, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, JMS and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Bank. JMS and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

JMS may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). We have agreed to indemnify JMS against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect of those liabilities.

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